Exhibit 99.6

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Registration Statement on Form F-10 (the “F-10”) of HEXO Corp. of our report dated December 31, 2019 related to the consolidated financial statements of HEXO Corp. for the year ended July 31, 2019 appearing in this Registration Statement being filed with the United States Securities and Exchange Commission.

We consent to the references to us contained in the F-10 and in the documents incorporated by reference therein.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

Ottawa, Canada

May 11, 2021